EXHIBIT 99.1

Brookfield Raises Record $30 Billion For Flagship Infrastructure Strategy

BROOKFIELD, NEWS, Dec. 01, 2023 (GLOBE NEWSWIRE) -- Brookfield Asset Management (“Brookfield”) announced today the closing of its flagship global infrastructure equity fund, Brookfield Infrastructure Fund V (“BIF V” or the “Fund”), having raised $30 billion for the strategy, including $28 billion for the Fund and approximately $2 billion in related co-investment vehicles. BIF V is the world’s largest closed-ended private infrastructure fund, and the largest fund ever raised by Brookfield.

BIF V benefitted from strong investor support, with a diverse group of approximately 200 limited partners committing to the Fund. The fundraising exceeded Brookfield’s target of $25 billion and BIF V is 40% larger than its predecessor vehicle, BIF IV. The majority of the capital has been raised from existing investors, including public and private pension plans, sovereign wealth funds, financial institutions, endowments, foundations and family offices.

Sam Pollock, CEO of Brookfield’s Infrastructure Group, said: “We are pleased with the strong endorsement of our business by our investors, which we believe is a function of our market-leading position in the infrastructure sector. With significant momentum in the sector as a result of multi-decade investment themes, we look forward to deploying the Fund’s remaining capital and creating long-term value for our investors.”

BIF V is expected to benefit from significant investment opportunities related to the “Three Ds” of digitalization, decarbonization, and deglobalization. These multi-decade themes underpin BIF V’s investment strategy of investing in high-quality assets that are critical to the global economy and creating sustainable value through an active asset management approach. The Fund has already deployed approximately 40% of its capital in six investments, including marquee investments in renewable, transport, data center and telecom tower assets.

About Brookfield Asset Management
Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with over $850 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

For more information, please visit our website at https://bam.brookfield.com or contact:

Media:
Simon Maine
Brookfield Asset Management
M: +44 739 890 9278
E: Simon.Maine@brookfield.com

Notice to Readers

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the prospects of the Fund.

Although Brookfield believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, certain factors, risks and uncertainties, which are described from time to time in our documents filed with the securities regulators in Canada and the United States, not presently known to Brookfield, or that Brookfield currently believes are not material, could cause actual results to differ materially from those contemplated or implied by forward-looking statements.

Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.